KUTAK ROCK LLP

SUITE 3100 1801 CALIFORNIA STREET DENVER, COLORADO 80202-2626 303-297-2400 FACSIMILE 303-292-7799 www.kutakrock.com	ATLANTA CHICAGO DES MOINES FAYETTEVILLE IRVINE KANSAS CITY LITTLE ROCK LOS ANGELES OKLAHOMA CITY OMAHA RICHMOND SCOTTSDALE WASHINGTON WICHITA

May 7, 2008

VIA EDGAR AND FEDERAL EXPRESS

Ms. Anne Nguyen Parker
Branch Chief
c/o Ms. Laura Nicholson
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Mail Stop 7010
Washington D.C. 20549

Re:	Vyta Corp.
Post-Effective Amendment No. 1 on Form S-1 to Registration Statement on Form SB-2
File No. 333-132797

Annual Report on Form 10-KSB for the fiscal year ended June 30, 2007
File No. 03-19598

Quarterly Report on Form 10-QSB for the fiscal quarter ended September 30, 2007
File No. 03-19598

Quarterly Report on Form 10-QSB for the fiscal quarter ended December 31, 2007
File No. 03-19598

Dear Ms. Parker:

On behalf of Vyta Corp. (the “Company”), this letter is in response to the comments of the staff (“Staff”) of the Securities and Exchange Commission (“SEC”) set forth in its letter dated April 28, 2008, relating to the Company’s: (i) Post-Effective Amendment No.1 on Form S-1 to the Registration Statement on Form SB-2; (ii) Annual Report on Form 10-KSB for the fiscal year ended June 30, 2007 (the “2007 Annual Report”); (iii) Quarterly Report on Form 10-QSB for the fiscal quarter ended September 30, 2007 (the “September 2007 Quarterly Report”); and (iv) the Company’s Quarterly Report on Form 10-QSB for the fiscal quarter ended December 31, 2007 (the “December 2007 Quarterly Report”).  For your convenience, we have set forth a recitation of each of the Staff’s comments below (in italics), with the Company’s response to each comment directly following the Staff’s comment.  Capitalized terms used but not defined herein have the respective meanings set forth in the applicable filing by the Company referenced in the Staff comment.

KUTAK ROCK LLP

Ms. Anne Nguyen Parker
U.S. Securities and Exchange Commission
May 7, 2008

On behalf of the Company, we are also filing herewith Amendment No. 1 to the 2007 Annual Report, Amendment No. 1 to the September 2007 Quarterly Report and Amendment No. 1 to the December 2007 Quarterly Report (the “Amended Filings”) that address the comments of the Staff set forth in its letters dated March 12, 2008 and April 28, 2008.  Simultaneous with this filing, we have mailed to your attention five copies (both clean and marked) of the Amended Filings.

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Annual Report on Form 10-KSB for the Fiscal Year Ended June 30, 2007

Item 8A.  Controls and Procedures

Controls and Procedures, page 28

2.
We note your response to our prior comment 2.  We reissue such comment with respect to disclosure in your annual report and in your quarterly reports for the quarters ended September 30, 2007 and December 31, 2007 regarding the established timelines, if any, for implementing the remedial measures.

Response.   The Company has complied with this comment with respect to the 2007 Annual Report by deleting the fourth paragraph under Item 8A, “Controls and Procedures” on page 28 of the 2007 Annual Report and replacing it with the following language:

Subsequent to the discovery of the material weakness in internal control over financial reporting described above and beginning in the fiscal quarter ending September 30, 2007, we initiated and plan to undertake changes to our internal control over financial reporting to remediate the aforementioned deficiency and to strengthen our internal control processes, including the seeking of additional accounting staff and/or the consultation with outside resources as we deem appropriate. While the costs of remediation are unknown at this time, we expect that the costs may exceed $300,000, which would include the hiring of a new Chief Financial Officer and, in the interim, the contracting of accounting staff and/or the consultation with outside resources. We anticipate hiring a Chief Financial Officer by December 31, 2008. However, we can provide no assurance that a qualified person can be located and hired by such time to serve as our Chief Financial Officer. Until such time as a Chief Financial Officer is hired, we intend to continue to utilize consultants to assist in the preparation of our financial statements and our periodic reports.

The Company has complied with this comment with respect to the September 2007 Quarterly Report by deleting the second existing paragraph under Item 3 “Controls and Procedures” in the September 2007 Quarterly Report and replacing it with the following:

KUTAK ROCK LLP

Ms. Anne Nguyen Parker
U.S. Securities and Exchange Commission
May 7, 2008

There was a change in our internal control over financial reporting that occurred during the fiscal quarter ended September 30, 2007 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting as a result of the material weakness in our internal control over financial reporting identified in our 2007 audit and disclosed in our annual report on Form 10-KSB for the fiscal year ended June 30, 2007.

The material weakness identified in our annual report on Form 10-KSB for the fiscal year ended June 30, 2007 was related to a lack of accounting staff responsible for the authorization, processing, approval and reporting of transactions as well as the overall financial reporting process.

Beginning in the fiscal quarter ended September 30, 2007, we initiated and began to change our internal control over financial reporting to remediate the aforementioned deficiency and to strengthen our internal control processes, including the seeking of additional accounting staff and/or the consultation with outside resources as we deem appropriate.  During the fiscal quarter ended September 30, 2007, we contracted with our former Chief Financial Officer to assist in preparing our financial statements and our periodic filings with the Securities and Exchange Commission and to maintain our books and records.  We have also contracted with a certified public accountant to assist in the preparation of the financial statements and to maintain the books and records of BioAgra.  We also began the search for a permanent Chief Financial Officer.  We incurred approximately $15,000 during the September 2007 quarter in remediation costs.  While the aggregate costs of remediation are unknown at this time, we expect that the costs may exceed $300,000, which would include the interim measures described above and the hiring of a new Chief Financial Officer.  We anticipate hiring a Chief Financial Officer by December 31, 2008.  However, we can provide no assurance that a qualified person can be located and hired by such time to serve as our Chief Financial Officer.  Until such time as a Chief Financial Officer is hired, we intend to continue to utilize consultants to assist in the preparation of our financial statements and our periodic reports.

The Company has complied with this comment with respect to the December 2007 Quarterly Report by deleting the second existing paragraph under Item 3 “Controls and Procedures” in the December 2007 Quarterly Report and replacing it with the following:

There was a change in our internal control over financial reporting that occurred during the fiscal quarter ended December 31, 2007 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting as a result of the material weakness in our internal control over financial reporting identified in our 2007 audit and disclosed in our annual report on Form 10-KSB for the fiscal year ended June 30, 2007 and our quarterly report on Form 10-QSB for the fiscal quarter ended September 30, 2007.

KUTAK ROCK LLP

Ms. Anne Nguyen Parker
U.S. Securities and Exchange Commission
May 7, 2008

The material weakness first identified in our annual report on Form 10-KSB for the fiscal year ended June 30, 2007 was related to a lack of accounting staff responsible for the authorization, processing, approval and reporting of transactions as well as the overall financial reporting process.

During the fiscal quarter ended December 31, 2007, we continued to contract for the services of our former Chief Financial Officer to assist in preparing our financial statements and our periodic filings with the Securities and Exchange Commission and the services of a certified public accountant to assist in the preparation of the financial statements and to maintain the books and records of BioAgra. We also continued our search for a permanent Chief Financial Officer. We incurred approximately $9,700 during the December 2007 quarter in remediation costs. While the aggregate costs of remediation are unknown at this time, we expect that the costs may exceed $300,000, which would include the interim measures described above and the hiring of a new Chief Financial Officer. We anticipate hiring a Chief Financial Officer by December 31, 2008. However, we can provide no assurance that a qualified person can be located and hired by such time to serve as our Chief Financial Officer. Until such time as a Chief Financial Officer is hired, we intend to continue to utilize consultants to assist in the preparation of our financial statements and our periodic reports.

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This filing is being effected by direct transmission to the Operational EDGAR System of the SEC.  If you have any questions regarding the foregoing or require further information, please contact the undersigned or Bob Ahrenholz.

Sincerely,

/s/ Joshua M. Kerstein